UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 15, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 11, 2022, regarding the Board Resolution with respect to IMTIS’s Notice.

Istanbul, February 11, 2022

Announcement Regarding the Board Resolution with respect to IMTIS’s Notice

Our Company’s Board of Directors convened today and resolved the following with respect to the notice sent by our Company’s shareholder IMTIS Holdings S.à.r.l. (“IMTIS”), which was disclosed as per our announcement dated February 3, 2022:

1.	for their request as to convene the Annual General Assembly on April 30, 2022 at the latest, that necessary transactions shall be performed and necessary announcements shall be made after determining a date and an agenda in line with our Company’s internal regulations by taking the requests, suggestions and recommendations of all our stakeholders into consideration, following the date of February 17, 2022 on which our financial results will be disclosed,
2.	for their request under article 10 and its sub-paragraph of the Resolution Draft Enclosed to the Notification as to dismissal and replacement of Board members, that among the four Board members whose replacement was requested; the three Board members who had been nominated in accordance with capital markets legislation and upon obtaining the approval of Capital Markets Board and Julian Michael Sir Julian Horn-Smith who served at group of companies which IMTIS is a part of as a Board member for numerous years, were elected for a term of 3 years with the affirmative vote of IMTIS at the Annual General Assembly dated April 15, 2021; that no developments have occurred which would impair the independence of the three independent Board members; that there also have not been any developments that would legally hinder Julian Michael Sir Julian Horn-Smith to continue his Board membership; and that based on such dismissal of the relevant Board members without any valid grounds before their term of office may trigger compensation claims and may pose a potential risk of damage to our Company’s stakeholders,
3.	for their request under article 12.1 of the Resolution Draft Enclosed to the Notification as to distribution of 75% of our Company’s total distributable net income generated by the Company during 2021 financial year by no later than 6 months after the date of the General Assembly, that the 2021 fiscal year’s financials of the Company are currently being prepared and will be disclosed on February 17, 2022; that it is not possible for our Board of Directors to resolve as to dividend distribution over the financials of which audit and approval processes are yet to be completed as per capital markets legislation; that a dividend distribution proposal shall be made by our Board of Directors after February 17, 2022 by taking into consideration Company’s articles of association, dividend distribution policy and the financial status (cash and FX position), macroeconomic and financial expectations (access to and cost of financing) of the Company together with the requests and interests of all our stakeholders, and that the shareholders may submit proposals during the General Assembly meeting as an alternative to the dividend distribution proposal of the Board of Directors,
4.	for their request under article 9 of the Resolution Draft Enclosed to the Notification as to informing General Assembly of donations and contributions by the Company and the beneficiaries of such donations and contributions by explaining each transaction individually, that since informing the shareholders as to previous year’s donations is one of the compulsory provisions of the Corporate Governance Principles within the scope of the capital markets legislation has been an agenda item each year, the shareholders are duly informed during the General Assembly and that they may exercise their right to information during the General Assembly as per legal regulations, and therefore, to reject their requests in accordance with the aforementioned legislation; on the other hand, notwithstanding the fact that it is deemed that their proposed articles of association amendments provided under article 3 of the Resolution Draft Enclosed to the Notification are not compulsory under the applicable legislation to our Company, such amendment proposals are generally parallel to the corporate governance practices applied by our Company, and therefore a separate resolution shall be taken by our Company with regards to the articles of association amendments in order to be submitted to the approval of the General Assembly, and that necessary applications shall be submitted to respective legal authorities.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 15, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 15, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer